SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          The France Growth Fund, Inc.
                       (Name of Subject Company (Issuer))

                          The France Growth Fund, Inc.
                  (Name of Filing Persons (Offeror and Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    35177K108

                                      CUSIP
                      (CUSIP Number of Class of Securities)

                             Steven M. Cancro, Esq.
                          Vice President and Secretary
                          The France Growth Fund, Inc.
                                 666 3rd Avenue
                               New York, NY 10019
                                (646) 658 - 3663

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:

                              Ernest V. Klein, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

                             -----------------------

                            CALCULATION OF FILING FEE

Transaction Valuation(1)                                 Amount of Filing Fee(2)

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

|X|      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_|      third-party tender offer subject to Rule 14d-1.

         |X|      issuer tender offer subject to Rule 13e-4.

         |_|      going-private transaction subject to Rule 13e-3.

         |_|      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                          THE FRANCE GROWTH FUND, INC.
                                666 Third Avenue
                            New York, New York 10017

                                               Date: June 18, 2002

         The Board of Directors of the France Growth Fund, Inc. (the "Fund") announced today the preliminary results of the Fund's annual meeting of stockholders. Based upon these results, John Bult, Serge Demoliere, Michel Longchampt and Michel Rapaccioli were re-elected to the Board to serve for a three-year term expiring at the 2005 annual meeting. The Fund will issue a press release announcing the final voting results with respect to the election of directors and the stockholder proposal as soon as they are available.

         The meeting with respect to the proposals relating to the change in the Fund to a European multi-strategy, multi-manager investment program was adjourned until Friday, June 21, 2002 at 2:00 p.m. at the office of Credit Agricole Indosuez, 666 Third Avenue, New York, NY 10017.

         Mr. Arvis, the Chairman of the Board, commented that "our stockholders have indicated their strong support in favor of the proposed new investment program, but a sufficient number of shares have not yet voted to satisfy the more stringent requirements of the Investment Company Act. We have adjourned the meeting for a period of time to solicit additional votes on these proposals."

         The Board also announced actions that it had taken at a meeting following the annual meeting of shareholders. At that meeting, the Board unanimously voted to conduct a tender offer for up to 25% of its common stock at a discount of 5% to its NAV, conditioned upon stockholder approval of all of the proposals relating to the new investment program. If the proposals are approved, the tender offer would be conducted as soon as practicable, subject to terms determined by the Board's Investment and Strategy Committee.

         The France Growth Fund, Inc. (NYSE: FRF) is a closed-end, diversified management investment company seeking long-term capital appreciation through investment in French equity securities. The Fund maintains a website at WWW.FRANCEGROWTHFUND.COM. CAAM, the Fund's investment adviser, is an indirect wholly-owned subsidiary of the Credit Agricole Group.

         OTHER IMPORTANT INFORMATION. The tender offer described in this announcement has not yet commenced. As soon as the tender offer commences, the Fund will file a tender offer statement with the Securities and Exchange Commission (the "Commission"). Stockholders should read the tender offer statement when it becomes available because it will contain important information about the tender offer. Stockholders can obtain a tender offer statement, and other documents that are filed with the Commission for free when they are available on the Commission's Web site at http://www.sec.gov. Also, stockholders may write or call the Fund requesting these documents which the Fund will send to them for free when they are available:

--       Tender offer statement (except for exhibits)
--       Offer to purchase
--       Letter of transmittal
--       Notice of guaranteed delivery

         Stockholders can call or write Mr. Cancro at the number or address listed below.

CONTACT:       The France Growth Fund, New York
               Steven Cancro, 646/658-3663